FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2002

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated August 27, 2002 announcing that Motorola, Philips, and STMicroelectronics are debuting the industry's first 90-nanometer CMOS design platform.

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[Motorola Logo]              [Philips Logo]            [STMicroelectronics Logo]

PR No. T1222H

                 MOTOROLA, PHILIPS AND STMICROELECTRONICS DEBUT
               INDUSTRY'S FIRST 90-NANOMETER CMOS DESIGN PLATFORM

    Alliance announces early availability of 90nm cell libraries and design platform for system-on-chip solutions

AUSTIN, TEXAS, EINDHOVEN, THE NETHERLANDS, and GENEVA, SWITZERLAND, August 27, 2002 - Motorola, Philips and STMicroelectronics are debuting the industry's first 90nm (0.09-micron) CMOS design platform. This allows designers to start next generation system-on-chip (SoC) product development for low-power, wireless, networking, consumer and high-speed applications. This early, key achievement clearly demonstrates the winning relationship of the alliance announced earlier this year among Motorola, Philips and STMicroelectronics to jointly develop breakthrough semiconductor technology at their new R&D center in Crolles, France.

The new 90nm CMOS design platform, available from all three companies, takes full advantage of the multiple features and modularity of 90nm process technology. In particular, multiple threshold-based library elements can be selected at the design level and used in the same design block, providing users of the platform greater flexibility to optimize performance and power consumption. This capability enables faster development of chips for use in high-performance and power-sensitive products.

"This design environment brings to the market the combined strengths and experience of the Motorola/Philips/ST alliance and verifies our plan to have first 300mm silicon on 90nm technology by the end of this year," said Chris Belden, Corporate Vice President and General Manager of Technology & Manufacturing for Motorola's Semiconductor Products Sector. "Tremendous intellectual resources are being applied to this partnership. The potential represented in this shared library will result in faster time-to-market and formidable competitive advantages for our customers."

"This design platform places our companies in the leadership position at the 90nm node," said Theo Claasen, Chief Technology Officer of Philips Semiconductors. "With our alignment of the technology we offer our customers the world's most advanced and manufacturing-efficient CMOS technology. Our library and design block IP offerings combined with third party IP, puts us in the unprecedented position to deliver silicon system solutions that help people effortlessly connect to information, entertainment and services."

"In addition to immediate use by ST's external customers, this library platform is already being used by ST's product development groups to build the differentiated design blocks required by complex system-on-chip applications," said Joel Monnier, Corporate Vice President and Central R&D Director at STMicroelectronics. "The early availability of this platform to designers is an important moment in this tripartite alliance. It is tangible proof of early success in our relationship and demonstrates to the market our serious commitment to be leaders in 90nm CMOS technology."

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Technical details:

The full library platform includes:
     o Two standard cells libraries, optimized respectively for performance and density, offering a rich selection of more than 1,000 cells; densities of more than 400Kgates per mm(2) and supporting a core supply of 1.0V or 1.2V, with metal pitches of 0.28 micrometer and from six to nine metal routing layers; each library is offered with multiple Vt variants;
     o   Full range of 1.8V, 2.5V and 3.3V I/O cells;
     o Extremely dense embedded memories, including 6T-SRAM enabling density from 1.6 to 1.2mm(2) per Mbit, dual port, register files and ROM compilers;
     o A fully compatible low-cost process variant, allowing up to 32-Mbit of embedded DRAM with a density of 0.5mm(2) per Mbit.

Further extensions to the initial offering, including SOI (Silicon-on-Insulator) versions and high-performance integrated passive devices will be available soon.

A shuttle multi-project reticle service is already available with short cycle times, providing significantly reduced NRE charges for small wafer volumes and therefore enabling low-cost prototyping.

The 90nm design platform is fully supported by the industry leading CAD tools from Cadence, Mentor Graphics and Synopsys through design solutions that are developed in partnership with their individual R&D groups.

Editors' Note

In April 2002, Motorola, Philips and STMicroelectronics announced an alliance to jointly develop future generations of CMOS technology from the 90nm node down to 32nm over the next five years, with the participation of TSMC for process development and alignment. The alliance's joint development program is based at Crolles, France, in the new 300mm wafer R&D Center called `Crolles2', and augmented by each company's existing R&D operations and laboratories.

                                      ###

About Motorola
As the world's #1 producer of embedded processors, Motorola's Semiconductor Products Sector creates Digital DNA(TM) system-on-chip solutions for a connected world. Our strong focus on wireless communications and networking enables customers to develop smarter, simpler, faster and synchronized products for the person, work team, home and automobile. Motorola's worldwide semiconductor sales were $4.9 billion (USD) in 2001. http://www.motorola.com/semiconductors

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2001 were $30 billion. http://www.motorola.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of $ 28.8 billion (EUR
32.3 billion) in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas

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of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips Semiconductors can be found on www.philips.semiconductors.com/news/

About STMicroelectronics
STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange (symbol: STM), on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

Press Contacts:

Motorola
EMEA:         Steven Sloan, +41 22 799 1329
US and Asia:  Scott Stevens, +512 895 7311

Philips
Europe:        Marijke Sas, +31 40 214 60 14, Marijke.Sas@philips.com
US:            Paul Morrison, +1 408 474 50, Paul.Morrison@philips.com
Asia Pacific:  Robyn Kao, +886 2 2382 4025, Robyn.Kao@philips.com

STMicroelectronics
Corporate:  Maria Grazia Prestini, +41 22 929 6945
US:         Michael Markowitz, +1.212.821.8959

Additional contacts for STMicroelectronics in Europe:

Benoit de Leusse, Investor Relations Manager Europe, STMicroelectronics,
Tel: +33.4.50.40.24.30

Jean-Benoit Roquette/Nicole Curtin, Investor Relations, and
Lorie Lichtlen, Media Relations, Financial Dynamics,
Paris tel. +33 1 47 03 68 10

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2002                      STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer